

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 22, 2016

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

 Re: Bloom Energy Corporation
   Draft Registration Statement on Form S-1
   Submitted March 25, 2016
   CIK No. 0001664703

Dear Mr. Sridhar:

 We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Industry Background, page 2

1. If your product requires access to a reliable gas distribution network, please provide us your analysis of the extent of the disclosed market that provides such access. Include in your response the portion of the 1.3 billion people mentioned on page 3 that have such access.

Implications of being an Emerging Growth Company, page 8

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 15

Our business currently depends on the availability of rebates…, page 17

3. Please tell us the extent of your business derived from customers benefitting from the California Self Generation Incentive Program that you indicate will expire or may be revised to exclude your product. In this regard, please tell us why you do not know whether the disclosed pending proposal to modify the program will exclude your product if adopted.

Our products involve a lengthy sales and installation cycle…, page 18

4. Please tell us whether a product subject to a cancelled order can be sold to another customer. Are the products custom made for a specific location or customer?

The failure of our suppliers to continue to deliver necessary materials…, page 19

5. Please revise to clarify the nature of the "certain raw material operations" that you conduct. Also, tell us the extent of your arrangements with customers that include the price of fuel as mentioned on page 107.

We may need to defend ourselves…, page 25

6. Please clarify why there may be uncertainty regarding whether others hold patents that you infringe. Please tell us the status of any unresolved intellectual property claims.

We are subject to various environmental laws…, page 26

7. Please clarify the extent of the "[c]ontamination at properties formerly owned or operated by" you. Also note the disclosure required by the last sentence of Regulation S-K Item 101(c)(1)(xii). In this regard, it is unclear where you have included Exhibit D to exhibit 10.6; please ensure that you have filed the complete exhibit 10.6, with all attachments.

Current or future litigation or administrative proceedings…, page 27

8. Please revise this risk factor to clarify the "certain" aspects of your arrangement that were challenged. Also tell us about the nature of the settlement and whether it materially affects your competitive position.

A breach or failure of our networks…, page 27

9.   We note your disclosure regarding the potential impact of the "remote monitoring service" on the energy servers in the field. If your networks and systems can control the installed products, please revise to clarify.

Industry and Market Data, page 38

10.   We note your reference to only "certain" sources. Please tell us whether you commissioned any of the third-party data included in the registration statement.

Use of Proceeds, page 39

11.   Please disclose the approximate amount of proceeds that you currently intend to use for each of the purposes described in the third paragraph of this section. You may reserve the right to change the use of proceeds as described in Instruction 7 to Regulation S-K Item 504. Also please note: (1) where you have no current specific plan for a significant portion of the proceeds, Item 504 requires that your disclosure discuss the principal reasons for the offering, and (2) Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses.

Capitalization, page 40

12.   We note that your pro forma amounts reflect the automatic conversion of all outstanding shares of preferred stock into common stock in the Capitalization table on page 40. Please explain to us why you have not eliminated the preferred warrant liabilities in the pro forma amounts.

Letter from our Chief Financial Officer, page 45

13.   Please provide us support for your statement that your product performance has improved at the same rate as indicated in Moore's law for semiconductor technology.

GAAP to Non-GAAP Revenue Reconciliation Methodology, page 50

Non-GAAP Financial Measures, page 70

14.   Given that your non-GAAP measures replace key GAAP recognition and measurement principles with your own individually tailored principles, your non-GAAP results do not necessarily reflect the substance of the transactions. As such, we believe the non-GAAP measures calculated using this method are potentially misleading to investors. In addition, we evaluated the totality of your GAAP and non-GAAP disclosures and believe that in context your non-GAAP disclosures are more prominent than your GAAP

disclosures. If you choose to continue to present non-GAAP measures in your registration statement, please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Purchase Options, page 55

15.   Please clarify the portion of your sales attributable to each payment option during each period presented, including each type of leasing option. Also, please tell us the extent to which your margins differ depending on the option selected; in your response, describe your relationship with your financing partners, including the material obligations of the parties to the partnership agreements.

Purchase and Lease Programs, page 55

16.   Please clarify the duration of the leases, and tell us whether there are future periods in which lease expirations are material individually or in the aggregate.

Bloom Electrons Financing Program, page 57

17.   We note the risks created by each of your PPA entities like the one you describe in the second paragraph page 32. Please file as exhibits to this registration statement the agreements that establish your obligations to these entities and their obligations to you. In this regard, please substantially revise your risk disclosure regarding these entities and your leasing arrangements to replace vague terms like "certain," "generally" and "specified" with specific disclosure that permits investors to evaluate the magnitude of risks. We note for example your disclosure on pages 16, 30, 31 and 84.

18.   Please describe the circumstances under which the customer could terminate its agreement to purchase power under the PPA.

19.   Please clarify whether each PPA services one end customer or multiple customers. In this regard, please tell us whether any other owner of a PPA entity owns a greater percentage of the entity than you do, and describe for us any conflicts of interest that you might have with the PPA entities.

20.   Please clarify the portion of the PPA entity's cash flow that is generated from government incentive programs, and the extent of government grants and rebates received.

21.   Please clarify the nature of your non-cash contributions under the PPA arrangements. We note your reference to such contributions on page F-32. Also clarify which PPA investors receive the cash received as lease payments under these agreements.

Delivery and Installation…, page 58

22. We note your disclosure of backlog in the last paragraph of this section. Please tell us whether this represents revenue from sales based on GAAP, and whether the purchase options selected by the customers comprising the backlog represent a change to the historic purchase option selection pattern of your customers. Also, disclose the dollar amount of backlog as of a comparable date in the preceding fiscal year, and indicate the portion of the disclosed backlog not reasonably expected to be filled within the current fiscal year; see Regulation S-K Item 101(c)(1)(viii).

Key Operating Metrics, page 60

23. We note your disclosure based on your definition of system as a 100 kilowatt unit. To clarify how these metrics relate to your performance and reported results, please disclose the number of installations represented by these systems during the periods presented.

PPA I Decommissioning, page 61

24. Please tell us the extent of your total current installations using the first and second generation servers. Also, separately address the extent of those first and second generation servers in your other PPA programs. From your response, the extent and timing of your obligation to provide upgrades under your service agreements described on page 110 should be clear.

Comparison of the years ended December 31, 2014 and 2015, page 66

25. Please clarify the reasons for the decreased gross margin from your electricity sales. In this regard, we note your disclosure on page 46 that you can determine margins associated with backlog; please tell us whether margins on your backlog differ from the historic margins disclosed in your prospectus.

26. Your discussion of the changes in general and administrative expenses on page 67 appears to address only a part of the change. Please clarify the reason for the balance of the change.

Total Revenue, page 66

27. Please revise to disclose the reason for the significantly higher mix of orders through your Bloom Electrons financing program that resulted in the significant decline in revenues in fiscal 2015 and whether you expect this trend to continue.

Liquidity and Capital Resources, page 79

28.   We note on page 30 that substantially all of the cash flows generated from your PPA entities in excess of debt service obligations are distributed to tax equity investors until the investors achieve a targeted internal rate of return, which is generally after a period of five or more years, the flip date, when you start receiving a larger portion of the cash flows. Please revise to clearly disclose the specific terms and provisions of the flip structure and discuss the expected impact that this will have on your liquidity and capital resources. Include in your disclosure the additional dollar amount that each PPA entity must earn before "substantially all of the remaining value attributable to the long-term customer payments and other incentives" is received by the registrant rather than the tax equity investors as disclosed at the top of page 58.

Credit Facilities, page 80

29.   Please tell us which exhibits to this registration statement represent the credit facilities that you mention here. Also, file the supplier contracts that are the subject of the last risk factor beginning on page 19 and the first full risk factor on page 23.

Investing Activities, page 83

30.   Please clarify why the PPA entities' purchase of energy servers increases restricted cash.

Contractual Obligations, page 84

31.   Please tell us the authority on which you rely to limit the disclosure in the table to non-cancellable obligations.

32.   Please describe the steps that you must complete to achieve the milestones mentioned in the second paragraph following the table in this section. Also clarify the cost of completing these milestones. File the related agreement as an exhibit to this registration statement.

33.   Please clarify what you mean by the "term conversion date."

Renewable Energy Credits, page 90

34.   Please clarify the nature of your obligations to purchase RECs under power purchase agreements. What is the extent of your obligation? Does the PPA Entity receive the credit?

Stock Based Compensation, page 92

35.   Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated fair values of your convertible preferred stock and common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

Business, page 98

Overview, page 98

36.   Please clarify the significance of your reference to 250 kilowatts in the first paragraph. For example, is this sufficient power for a single-family residence?

Our Solution, page 102

37.   Please disclose the portion of your installed products that operate using natural gas versus biogas.

Sustainability, page 103

38.   Please provide us support for your disclosure regarding emissions and water use in this section and the efficiency disclosed in the graphic on page 99. The support should quantify the emissions from your product using natural gas and biofuel. In this regard, please tell us whether the emissions and water use disclosures relate only to your most current generation of products.

Factors Driving Customer Adoption, page 103

39.   Please clarify the significance of the table disclosing the costs of electricity in selected states. From your revised disclosure, it should be clear whether these are the states in which your product is installed. Also clarify the extent that the cost of electricity produced by your product varies from the cost of grid-supplied power so that investors can understand the extent of natural gas price increases that could occur before your disclosed grid comparison would be affected; your disclosure should make clear whether your statement about "favorable" comparison to grid-supplied power reflects all costs of purchase, installation, operation and maintenance of your product.

Our Growth Strategy, page 104

40.   We note your disclosure of beginning of life efficiencies. Please tell us how quickly those efficiencies change over the life of the product and the extent of those changes. In this regard, please also tell us whether the greater than 99.99% reliability and availability

disclosed on page 109 is supported by statistically significant long-term data over the life of your products.

Data Centers, page 106

41.   We note the "customer-commissioned" study mentioned in the last sentence on page 106. Please clarify the extent of your involvement with the study, and disclose, if true, that the conclusion was based on estimates that you and your customer provided to the researchers. Also, tell us (1) how those estimates differ from the experience of actual commercial installations, (2) whether those estimates include data based on product performance for periods longer than you have had commercial installations, and (3) whether the efficiency of your product as determined by that study differs from the efficiency that you disclose in the last line on page 5 of your prospectus.

42.   Please clarify how your product is "configured to provide mission-critical power," and tell us the portion of your installations that include this configuration. From your revised disclosure, it should be clear whether these are the installations that include the Uninterruptable Power Module add-on mentioned on page 108. In this regard, please revise your disclosure in the third paragraph on page 108 to clarify how the UPM differs from the basic configuration and how the grid serves as a back-up to the UPM. If your product provides continuous uninterruptable power, it is unclear what the role of the grid back up is.

Competition, page 110

43.   Please tell us (1) whether competitors offer solid oxide fuel cells, and (2) whether any competitors offer fuel cells that have overcome the limitations mentioned in your "Legacy Fuel Cells" disclosure beginning on page 108.

Sales and Marketing, page 111

44.   We note your disclosure on page 43 regarding the issuance of shares to a customer upon occurrence of installation milestones. Please describe the circumstances under which your sales arrangements involve you providing securities to your customers. Also tell us about any relationship between you and the customer, and the hurdles remaining until the installation milestones are met.

Related Party Transactions, page 130

45.   Please reconcile the amounts in this section with the related-party transactions included on page F-7.

Review, Approval, or Ratification of Transactions with Related Parties, page 131

46.   We note that your audit committee will review and approve or ratify your transactions with related persons. Please expand your disclosure to include the standards to be applied by the committee.

Principal and Selling Stockholders, page 132

47.   Please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table.

Description of Capital Stock, page 135

48.   We note your reference to 660 stockholders of record. Please tell us the number of persons who are not accredited investors. See Section 12(g)(1) of the Exchange Act.

5.0% Convertible Senior PIK Notes, page 137

49.   Please disclose in the prospectus the "make whole" conversion rate and clarify how the rate makes the creditor "whole."

Underwriting, page 150

50.   We note your reference to relationships with "certain" underwriters and "examples" of transactions with the underwriters. Please revise your disclosure to provide more specific information regarding your relationships with the underwriters, including identification of each underwriter involved in the related transaction, the nature of each material relationship, and the dollar amounts involved. Also, please tell us the amount of your backlog that is related to transactions involving the underwriters.

Financial Statements

Note 2. Significant Accounting Policies

Product Revenue, page F-9

51.   We note that you begin to recognize product revenue once you achieve acceptance, which is generally when the system has been installed and running at full power for 24 hours. Please address the following:

- Explain to us how you determined this was the appropriate time to recognize revenue.
- Describe to us any contractual terms that support recognition at this time.

- Describe to us any situations in which your arrangements provide for a formal customer sign-off and explain how you recognize revenue from those arrangements.

52. We note the references to performance guarantees on page 56 and throughout your filing. Please revise to disclose the specific terms of your performance guarantees and your accounting treatment for these guarantees.

Property, Plant and Equipment, page F-15

53. Please explain to us the factors you considered in your determination of the depreciable lives of 15-21 years for your energy servers. As part of your analysis, please (1) address first and second generation servers separate from subsequent generation servers and (2) explain how you considered the recent PPA I decommissioning. Please tell us whether you include upgrades, as referred to in the first paragraph on page 108, in your determination of useful lives and, if so, how you considered the guidance in ASC 350-30-35-3.

Revenue Recognition, page F-15

54. You disclose on page 46 that you offer several purchase options supported by a variety of financing models to sell your Energy Servers. Please provide us with a comprehensive discussion of each of the purchase options you offer your customers, as well as each of the financing options. Describe for us the specific terms of each type of arrangement and explain how you account for and recognize revenue from each. Please provide us a sample contract of each type of agreement. Revise this note to provide appropriate disclosure.

Direct Sales, page F-16

55. Please explain to us how you determined that your Energy Servers have value to your customers on a standalone basis under FASB ASC 605-25-25-5. Explain to us how you considered the fact that your Energy Servers are not sold separately by any other vendor and it appears that your customers could not resell the delivered Energy Servers on a standalone basis since the maintenance services agreements you provide appear critical to the operation of the Energy Server.

PPA Sales, page F-17

56. We reference the discussion of fuel revenue in the first full paragraph on page F-18. Please revise to discuss the nature, including how it is earned and how the amount was determined and disclose your related accounting policy.

Note 2. Allocation of Profits and Losses of Consolidated Partnerships to Noncontrolling Interests, page F-21

57.　　Please revise to disclose the terms and your accounting treatment for the redeemable noncontrolling interests and tell us whether there will be any redeemable noncontrolling interests after the offering. Please also clarify your accounting and disclosure related to the put option disclosed on page F-32.

Note 13. Power Purchase Agreement Programs, page F-30

58.　　Please revise to disclose all significant terms of each of your power purchase agreements. In addition, provide us your analysis of how you determined that you are the primary beneficiary of the PPA entities under ASC 810.

59.　　Please revise to disclose your accounting treatment for the transfer of inventory to Energy Servers disclosed in the consolidated statements of cash flows on page F-7.

60.　　Please describe to us the changes in the PPA arrangements that resulted in product revenue from PPAs entered into with your first PPA entity being accounted for as sales-type leases while PPAs entered into with your subsequent PPA entities were accounted for as operating leases. Explain how each arrangement met the lease classification criteria outline in ASC 840.

Note 14. PPA I Decommissioning, page F-33

61.　　Please revise to clarify the reasons for the decommissioning of the PPA I Energy Services and disclose the specific accounting treatment. Please disclose how you determined the amount of the charge. We also see that you will complete the decommissioning program by the fourth quarter 2016. Please tell us whether you expect any additional charges related to this program.

62.　　We note you issued an additional $25.0 million of your 5% Notes for the purchase of the tax equity investor's interest. Please clarify why the difference between the fair value and the noncontrolling interest reduction will be recognized in stockholders' equity, as referred to in Note 29. Subsequent Events.

Item 15. Recent Sales of Unregistered Securities, page II-2

63.　　Please revise to provide the information required by Item 701 of Regulation S-K with respect to your issuance of warrants to purchase your preferred and common stock, as disclosed on pages F-48 and F-49. Also, clarify your reference to Rule 144A as an exemption from registration of your issuances given Rule 144A(b).

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.